

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2010

Mr. Christopher T. Brown
General Counsel
NetSpend Holdings, Inc.
701 Brazos Street
Austin, Texas 78701-2582

Re: NetSpend Holdings, Inc.
        Registration Statement on Form S-1
        Filed July 15, 2010
        File No. 333-168127

Dear Mr. Brown:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General Comments on This Filing</u>

1.   Please provide a price range, indicate the number of shares being offered, and fill in all corresponding blanks as soon as possible. Since the price range, in particular, triggers a number of disclosure matters, we will need sufficient time to review the amendments when it is included.

2.   Please update your filing to reflect the most current information. For example, we note that you refer to pending legislation that has since passed and your plans to cease offering gift cards in August 2010.

3.   Please revise the registration statement to provide updated financial statements as required by Rule 3-12 of Regulation S-X and provide a current consent.

Prospectus Summary

Overview, page 2

4.   In your discussion of your retail distributors and reload locations, please clarify whether all of these locations are in the United States.

Risk Factors, page 4

5.   Please state the risk presented by the 4th bullet point in this section regarding MetaBank and other issuing banks.

Risk Factors, page 11

General

6.   Please revise your Risk Factor section to present only those material risks that affect the issuer or the securities being issued. Do not present risks that could apply to any issuer or any offering. We note that many of your risks are generic and some point to future potential risks that do not currently exist. Other risk factors point broadly to regulations that may or may not be applicable to your business (any material information about regulatory impact, that is not already included, should be added to the regulatory section). One risk factor applies to SEC regulation which serves to benefit the company and shareholders and does not appear to present a material risk. Another risk factor, pertaining to patent infringement, appears to be generic like the others, when in fact it is a risk that seems very relevant in the context of prior and pending litigation. Please revisit this section in its entirety and revise to effectively communicate the risks to investors.

7.   Similarly, the risk factor headings should clearly state the risk and the following discussion should be concise. We note that several of your current risk factors require multiple pages to communicate the risk; consider breaking these into multiple risk factors that are clear and concise.

8.   Please avoid making statements such as "there can be no assurance" and "we cannot guarantee" that a given event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

9.   We note that multiple risk factors refer to your highly concentrated distribution and reload network and its small size relative to your competitors. On the other hand, throughout the prospectus, you refer to your "extensive and diverse distribution and

reload network" as a competitive strength. Please reconcile this disclosure.

We are subject to extensive and complex federal and state regulation relating to the distribution of our GPR cards through corporate employers and new regulations and/or changes to existing regulations could adversely affect our business, page 16

10.   If you deem this a material risk in light of comment 6, please list the states that have taken the position that state law prohibits the use of payroll cards for the purpose of remitting wages or other compensation.

Limitations on the amount of interchange fees that may be charged to merchants which are fixed by the card and associations and network organizations could decrease our revenues and negatively impact our business and financial performance, page 17

11.   If you deem this a material risk in light of comment 6, please revise to indicate whether your GPR cards currently charge these fees and whether the exemption would therefore not be available to your cards. If this is the case, please discuss the financial impact the loss of these fees would have using your 2009 financial results.

Our card programs are subject to strict regulation under federal law regarding anti-money laundering and anti-terrorist financing. Failure to comply with such laws, or abuse of our card programs or purposes of money laundering or terrorist financing, could have a material adverse impact on our business, page 18

12.   Please revise to indicate whether FinCEN has issued a formal written opinion to you confirming your conclusion that you are not required to be registered as a money services business.

We and our distributors may be subject to claims of infringement, page 21

13.   Please include your specific experience with these types of claims, including current pending litigation.

We are subject to risks and write-offs resulting from fraudulent activities, page 22

14.   For both this risk factor and the following risk factor, please include detail regarding your historical loss experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Our Results of Operations

Operating Revenues, page 44

15.   We note your reference to your operating revenues including fees charged in connection
        with a third party processing services agreement with a large national bank that you
        terminated in 2009. You also state that your current arrangements with banks do not
        provide the same revenue opportunities. Please discuss here (or provide a cross reference
        to the disclosure in another section), and include a risk factor if appropriate, what impact
        the loss of this revenue will have on your financial results.

Comparison of Three Months Ended March 31, 1009 and 2010

Operating Revenues, page 50

16.   So that a reader will have a better understanding of the various revenue generating
        sources and the corresponding impact on operating revenues, your discussion should be
        expanded to address the reasons for the increases or decreases in each of the various
        types of service revenues recognized between the periods presented. For example, you
        should quantify the growth in new cards (i.e. activations) and how this growth has
        impacted each type of service generated fee, whether in the form of transaction fees on a
        daily, monthly or annual basis and how maintenance and any other type of fee has been
        impacted. Address whether there has been any changes in the fee structures and how
        these changes have impacted revenues. This information should be addressed for all
        periods presented.

17.   We note that in June of 2010 ACE initiated arbitration against the Company for breach of
        the distribution agreement, as well as the related disclosure that the dispute had been
        resolved and that modifications were made to the existing distribution agreement. Given
        that ACE is the largest distributor of the Company's cards and accounted for
        approximately 37% of total revenues in fiscal 2009, please address the nature of the
        modifications as well as the impact they will have on future operating results.
        Additionally, tell us whether these modifications have been adequately reflected within
        the current exhibit 10.19 to the registration statement. If they have not, please file the
        most current amendment.

Sources of Financing, page 62

18.   If appropriate, please add a section in "Risk Factors" which reflects your disclosure that
        the maximum amounts you are contractually permitted to borrow under your current
        credit facilities could limit your flexibility in obtaining additional financing and in
        pursuing other business opportunities.

Critical Accounting Policies and Estimates

Revenue Recognition, page 64

19.   Please revise your revenue recognition critical accounting policy to specifically address
        the following;
        - Disclose the timeframe (i.e. average account life) over which the fees for the initial
          sale of both GPR cards and gift cards are recognized;
        - Address whether the company charges a fee for the purchase as well as the
          subsequent activation of the cards sold as well as the related accounting;
        - Address the monthly and annual fee arrangements and how maintenance revenue is
          recognized on these types of arrangements;
        - Address how maintenance fees are recognized on non-monthly and annual
          arrangements;
        - Describe the fees charged to distributors and other third parties addressing how these
          revenues are recognized;
        - Address how fees charged at retail locations for card reload transactions are
          recognized; and
        - Address how you have concluded that the revenue recognition in each of these
          situations described above has resulted in the culmination of discrete earnings
          process.

Valuation of Common Stock, page 65

20.   Please revise to disclose, in greater detail, the significant additional factors considered
        and assumptions made in determining the fair value of the underlying common stock at
        each option grant date within the last 12 months. Your disclosures should describe and
        quantify each of the significant assumptions for each of the valuation periods and
        describe the basis for those determinations. Your disclosures should address how the
        market and income approaches were weighted at each valuation date and explain the
        basis for that weighting.

21.   Discuss, in greater detail, each significant factor contributing to the difference between
        the estimated IPO price and the fair value determined, as of the date of each grant and
        equity-related issuance. Your reconciliation should describe significant intervening
        events within the company and changes in assumptions as well as the weighting and
        selection of valuation methodologies employed that explain the changes in the fair value
        of your common stock up to the filing of the registration statement. For example, we
        note the repurchase of treasury shares which occurred during the quarter ended March 31,
        2010 as well as the equity transaction in fiscal 2009 with Rogelio Sosa, the former
        founder, executive officer and director (as disclosed on page 121).

22.   Tell us your proposed IPO price, when you first initiated discussions with underwriters, and when the underwriters first communicated their estimated price range and amount for your stock.

23.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.

24.   Please revise the table on page 65 to include the "Fair Value per share of Common stock" as well as the "Fair Value weighted average per share fair value of the options" for each of the periods presented.

Cardholders' Reserve, page 66

25.   We note you continue to recognize increasing levels of provisions and charge-offs. So that the reader will have a better understanding of the nature of and types of losses for which exposed exists, please address the following:
   - Address the reasons and basis for the Company charging an inactivity maintenance fee when an account is inactive or there are insufficient funds on an individual card;
   - Address how you determine the collectability of these maintenance fees on the date these revenues are recorded;
   - Address the actual collectability rates of these receivables on these types of cards;
   - Explain to us the nature of the "cushion" provided to certain cardholders which allows them to overdraw their accounts without a fee;
   - Explain to us the nature of the MetaBank iAdvance line of credit and overdraft protection and how this service impacts the revenue recognition policies of the Company; and
   - Address your charge-off policies as it relates to these types of receivables.

Business

Valuable and Loyal Customer Base, page 72

26.   Please provide a comparison to the retention rates of your competitors. Also, to the extent available, please provide statistics regarding card usage and retention, both current percentages and trends over the last five years.

Management

Executive Officers and Directors, page 89

27.   We note the academic and business credentials you have provided for each director. In addition to this disclosure, please "briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure," as contemplated by Item 401(e)(1) of Regulation S-K.

28.   Please confirm that you have listed all of the companies for which Mr. Rodriguez serves as a director, as required by Item 401(e)(2) of Regulation S-K.

Components of our Executive Compensation Programs, page 102

29.   Please specify how you determined the exercise price of the stock options granted to Mr. Harris in July 2010.

Grants of Plan-Based Awards, page 105

30.   Your disclosure on page 99 and 100 seems to indicate that you have plan based compensation that should be reported in the Grants of Plan-Based Awards table. Please incorporate this disclosure or explain to the staff your rationale for not including it.

Employment Agreements, Severance Benefits and Change in Control Provisions, page 105

31.   Please consider incorporating the arrangements you have made with Mr. Gresham into this section in order to provide investors with the most thorough understanding of your current compensation policies. Similarly, if you expect Mr. Gresham's salary to deviate substantially from Mr. Cotroneo's salary, consider adding that information by footnote to the Summary of Compensation Table on page 104.

Principal and Selling Stockholders, page 119

32.   We note the designation "other selling stockholders" at the bottom of the Beneficial Owners table. Please revise to add the names of the additional selling stockholders. Refer to Item 507 of Regulation S-K.

Transactions with Our Executive Officers, Directors, and 5% Stockholders, page 121

33.   We note your disclosure in this section regarding ACE Cash and JLL. However, we also note that one of your directors, Mr. Rodriguez, is an affiliate of JLL partners. We also note that you have agreements with ACE Cash of an ongoing nature that contemplate future negotiation and collaboration. Please include disclosure regarding Mr. Rodriguez

and this agreement. Also, please confirm that this agreement will be subject to independent scrutiny by the Board in the future.

Financial Statements

Consolidated Statement of Operations, page F-4

General

34.   Please revise your presentation to disclose related party transactions separately on the face of the financial statements (e.g. those with ACE Cash Express) in accordance with Rule 4-08(k) of Regulation S-X.

35.   Given that the Company has both Class A and B common stock outstanding, please revise to provide the two-class method earnings per share presentation. Refer to ASC 260-10-45 paragraphs 59A-60B as well as the disclosure requirements of ASC 260-10-50.

Notes to Consolidated Financial Statements

Note 4: Acquisitions, page F-14

36.   Please revise to disclose the fair value attributable to both classes of common stock issued in conjunction with the Skylight Financial acquisition in July of 2008.

37.   We noted from your disclosure on F-27 (Restricted Stock) that certain restricted stock awards were granted to key Skylight employees as part of the acquisition. Tell us if you included the fair value of the restricted stock in your purchase price. Please advise, and revise as necessary. In this regard, please confirm your purchase price includes the fair value of all equity instruments (options, warrants, etc.).

38.   Address the accounting literature followed when determining to include the $30 million dividend paid to NetSpend shareholders as part of the business combination of Skylight Financial.

39.   Please revise to include disclosure which addresses what the remaining portion of goodwill is attributable to after taking into consideration the Skylight Financial and Procesa acquisitions.

Note 11: Stock-Based Compensation, page F-25

40.   Please consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:

- For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and
- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.

41.   In regards to our comment above, please continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.

Note 14: Commitments and Contingencies

Litigation, page F-36

42.   We note the disclosure as it relates to the patent infringement claim with Alexsam. Please revise to disclose any prior or current accruals for this case that were determined in accordance with ASC 450.

Recoveries, page F-37

43.   Please explain to us in greater detail the nature and terms of the settlement with your issuing banks which resulted in the recovery of excess funds for historical fee and chargeback recoveries. Explain what is meant by the terminology "historical fee and chargeback recovery," as well as addressing whether the circumstances which gave rise to the settlement still exists.

44.   We note that management does not believe that the outcome of pending and threatened legal actions and proceedings will have a material adverse effect on the financial position or result of operations of the Company. Please tell us, and disclose if true, that these matters will not have a material adverse effect on your cash flows or liquidity.

 Note 17: Subsequent Events

45.   Please explain the nature and terms of the new card program introduced in January 2010. Tell us how the company evaluates the collectability of the overdrafts and potential losses in light of this new overdraft protection.

46.   Please explain how the additional compensation expense in the amount of $.4 million was determined as it relates to the modification of the performance-based options in April 2010. Address how the $1 million of unamortized performance based option expense was determined as well.

Exhibits

47.   Please file any outstanding exhibits, including your legality opinion, as soon as possible
        so the staff has time to complete its review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   • should the Commission or the staff, acting pursuant to delegated authority, declare the
     filing effective, it does not foreclose the Commission from taking any action with respect
     to the filing;

   • the action of the Commission or the staff, acting pursuant to delegated authority, in
     declaring the filing effective, does not relieve the company from its full responsibility for
     the adequacy and accuracy of the disclosure in the filing; and

   • the company may not assert staff comments and the declaration of effectiveness as a
     defense in any proceeding initiated by the Commission or any person under the federal
     securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Marc Thomas at (202) 551-3452 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Senior Attorney

cc.   (facsimile only)
        Mr. William D. Howell, Esq.
        Baker Botts L.L.P.
        (214) 661-4418